UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIVID LEARNING SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

92853R105
 (CUSIP Number)

G. Scott Greenburg
Kirkpatrick & Lockhart Preston Gates Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
(206) 623-7580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92853R105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ferguson Financial Group LLC 46-0503950
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO1
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 297,780
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 297,780
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,462,329[2]

¹ Ferguson Financial Group LLC received 295,780 shares of the Common Stock of the Issuer pursuant to an Agreement and Plan of Distribution (the “Agreement”) between the Issuer and Nuvotec USA, Inc. (“Nuvotec”), the former majority shareholder of the Issuer. The Issuer and Nuvotec entered into the Agreement in connection with the sale of 100% of the equity securities of Nuvotec to a third party. Under the terms of the Agreement, Nuvotec agreed to transfer all of its shares of Issuer Common Stock to its shareholders. On June 13, 2007, 295,780 shares of Issuer Common Stock were distributed to Ferguson Financial Group LLC. Ferguson Financial Group LLC acquired 2,000 shares of the Issuer on March 25, 2004, at a stock price of $0.25 per share.

² Includes shares underlying an option held by Robert L. Ferguson to purchase 25,000 shares of the Issuer’s Common Stock, and an option to purchase 50,000 shares of Common Stock. Each such option is currently 100% vested and exercisable for an aggregate 75,000 shares of the Issuer’s Common Stock. Also includes shares underlying an option held by Mr. Ferguson to purchase 15,000 shares of Common Stock, which option is currently 75% vested and exercisable for an aggregate 11,250 shares of the Issuer’s Common Stock. Also includes 333,068 shares held by UBS for the benefit of Mr. Ferguson in an individual retirement account (IRA).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92853R105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert L. Ferguson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO¹
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,164,549²
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,164,549[2]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,462,329²

__________________________________

¹ Robert L. Ferguson received 2,078,299 shares of the Common Stock of the Issuer pursuant to an Agreement and Plan of Distribution (the “Agreement”) between the Issuer and Nuvotec USA, Inc. (“Nuvotec”), the former majority shareholder of the Issuer. The Issuer and Nuvotec entered into the Agreement in connection with the sale of 100% of the equity securities of Nuvotec to a third party. Under the terms of the Agreement, Nuvotec agreed to transfer all of its shares of Issuer Common Stock to its shareholders. On June 13, 2007, 2,078,299 shares of Issuer Common Stock were distributed to Mr. Ferguson, 333,068 of which are held by UBS for the benefit of Mr. Ferguson in an individual retirement account (IRA).

² Includes shares underlying an option held by Robert L. Ferguson to purchase 25,000 shares of the Issuer’s Common Stock, and an option to purchase 50,000 shares of Common Stock. Each such option is currently 100% vested and exercisable for an aggregate 75,000 shares of the Issuer’s Common Stock. Also includes shares underlying an option to purchase 15,000 shares of Common Stock, which option is currently 75% vested and exercisable for an aggregate 11,250 shares of the Issuer’s Common Stock. Also includes 333,068 shares held by UBS for the benefit of Mr. Ferguson in an individual retirement account (IRA).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D relates to common stock, par value $0.0001 per share (“Common Stock”) of Vivid Learning Systems, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 5728 Bedford St., Pasco, Washington 99301.

Item 2. Identity and Background

This statement is filed by Mr. Robert L. Ferguson and Ferguson Financial Group LLC. Mr. Ferguson is the managing member of Ferguson Financial Group LLC.

Mr. Ferguson is an individual. His business address is 121 Fairwood Court, Richland, WA 99352. Mr. Ferguson is a strategic management consultant. Mr. Ferguson is a United States citizen.

During the last five years, Mr. Ferguson (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ferguson Financial Group LLC is a Washington LLC. The principal office of Ferguson Financial Group LLC is located at 121 Fairwood Court, Richland, WA 99352. The principal business of Ferguson Financial Group LLC is to serve as an investment company for Mr. Ferguson and his family. During the last five years, Ferguson Financial Group LLC (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Ferguson Financial Group LLC received 295,780 shares of the Common Stock of the Issuer pursuant to an Agreement and Plan of Distribution (the “Agreement”) between the Issuer and Nuvotec USA, Inc. (“Nuvotec”), the former majority shareholder of the Issuer. The Issuer and Nuvotec entered into the Agreement in connection with the sale of 100% of the equity securities of Nuvotec to a third party. Under the terms of the Agreement, Nuvotec agreed to transfer all of its shares of Issuer Common Stock to its shareholders. On June 13, 2007, 295,780 shares of Issuer Common Stock were distributed to Ferguson Financial Group LLC. Ferguson Financial Group LLC acquired 2,000 shares of the Issuer on March 25, 2004, at a stock price of $0.25 per share. Mr Ferguson also received 2,078,299 shares of the Common Stock of the Issuer pursuant to the Agreement on June 13, 2007, 333,068 of which are held by UBS for the benefit of Mr. Ferguson in an individual retirement account (IRA).

Mr. Ferguson has the option to purchase 25,000 shares of the Issuer’s Common Stock pursuant to a stock option granted on March 20, 2006. Such option is fully-vested and exercisable for 25,000 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share. Mr. Ferguson also has the option to purchase 50,000 shares of the Issuer’s Common Stock pursuant to a stock option granted on March 1, 2004. Such option is fully-vested and exercisable for 50,000 shares of the Issuer’s Common Stock at an exercise price of $0.25 per share. Mr. Ferguson also has the option to purchase 15,000 shares of the Issuer’s Common Stock pursuant to a stock option granted on July 1, 2005. Such option is 75% vested and currently exercisable for 11,250 shares of the Issuer’s Common Stock at an exercise price of $0.25 per share.

Item 4. Purpose of Transaction.

Ferguson Financial Group LLC and Mr. Ferguson acquired the shares of the Issuer’s Common Stock as part of Mr. Ferguson’s investment portfolio. From time to time Ferguson Financial Group LLC and/or Mr. Ferguson may acquire additional securities of the Issuer. Mr. Ferguson serves on the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer

As of August 31, 2007, Mr. Ferguson beneficially owned 2,462,329 shares of Common Stock of the Issuer, which constitutes 18.4% of the outstanding Common Stock of the Issuer. The aggregate number of shares beneficially owned by Mr. Ferguson includes 86,250 shares underlying options to purchase shares of the Company’s Common Stock held by Mr. Ferguson as described in Item 3 above. Mr. Ferguson holds sole power to vote each share beneficially owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than Mr. Ferguson’s option to purchase an aggregate of 86,250 shares of the Issuer’s Common Stock disclosed in Item 3 hereof, there are no contracts, arrangements, understandings or relationships between Mr. Ferguson or Ferguson Financial Group LLC and any person with respect to any securities of the Issuer. Mr. Ferguson serves on the board of directors of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2007	FERGUSON FINANCIAL GROUP LLC

	By:	/s/ Robert L. Ferguson
Name: Robert L. Ferguson
Title: President

ROBERT L. FERGUSON

	By:	/s/ Robert L. Ferguson